Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

                      Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      Columbia Energy Services Corporation
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3420

                                File No. 70-8145


Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated April 22, 1993, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby certifies to the Commission that the income statement and balance sheet filed with this interim report reflect the results of operations of Columbia Energy Services, Inc. ("CES") for the calender quarter from July 1, 1996 to September 30, 1996.



                              Very truly yours,

                              COLUMBIA ENERGY SERVICES


Date: October 25, 1996        By:    //s//J. W. Trost
      ----------------            -------------------------------
                                      J. W. Trost, Vice President

                      Columbia Energy Services Corporation
                                 Balance Sheet
                            As of September 30, 1996
                                     ($000)


ASSETS

Property, Plant and Equipment
  Gas utility and other plant, at original cost ....               1,652
  Accumulated depreciation and depletion ...........                (493)
                                                             ------------
Net Property, Plant and Equipment ..................               1,159
                                                             ------------

Current Assets
  Cash and temporary cash investments ..............                 738
  Accounts receivable, net
    Customers ......................................              68,136
    Intercompany ...................................              33,980
    Other ..........................................                 505
  Prepayments ......................................               4,572
  Other ............................................                 356
                                                             ------------
Total Current Assets ...............................             108,287
                                                             ------------

Deferred Charges ...................................                 119
                                                             ------------

TOTAL ASSETS .......................................             109,565
                                                             ============

                      Columbia Energy Services Corporation
                                 Balance Sheet
                            As of September 30, 1996
                                     ($000)


CAPITALIZATION AND LIABILITIES

Capitalization
  Common Stock Equity
    Common stock, $10 par value (419,657 shares
    outstanding) ...................................               4,197
    Additional paid-in capital .....................              26,336
    Retained earnings ..............................              10,963
                                                             ------------
  Total common stock equity ........................              41,496
  Long-term debt ...................................                   -
                                                             ------------
Total Capitalization ...............................              41,496
                                                             ------------
Current Liabilities
  Accounts and drafts payable ......................              46,630
  Intercompany accounts payable ....................              18,567
  Accrued taxes ....................................               1,027
  Accrued interest .................................                   8
  Other ............................................                 826
                                                             ------------
Total Current Liabilities ..........................              67,058
                                                             ------------
Other Liabilities and Deferred Credits
  Income taxes, noncurrent .........................                 842
  Investment tax credits ...........................                   -
  Postretirement benefits other than pensions ......                  87
  Other ............................................                  82
                                                             -----------
Total Other Liabilities and Deferred Credits .......               1,011
                                                             ------------

TOTAL CAPITALIZATION AND LIABILITIES ...............             109,565
                                                             ============

                      Columbia Energy Services Corporation
                                Income Statement
                       Quarter Ending September 30, 1996
                                     ($000)



Operating Revenues .................................             151,862

Operating Expenses
  Products purchased ...............................             149,719
  Operation ........................................               2,459
  Depreciation and depletion .......................                  83
  Other taxes ......................................                  90
                                                             ------------
Total Operating Expenses ...........................             152,351
                                                             ------------

Operating Income (Loss).............................                (489)
                                                             ------------

Other Income (Deductions)
  Interest income and other, net ...................                 259
  Interest expense and related charges .............                 (13)
                                                             ------------
Total Other Income (Deductions) ....................                 246
                                                             ------------

Income (Loss) Before Income Taxes ..................                (243)

Income Taxes .......................................                (118)
                                                             ------------

Net Income (Loss)...................................                (125)
                                                             ============